UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

October 2, 2012	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Third Quarter Fiscal Year 2012

Declares Quarterly Cash Dividend

Havant, UK — October 2, 2012 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced results for the third fiscal quarter ended August 31, 2012. Revenues for the third quarter were $275.7 million, a decrease of 24% compared to revenues of $361.8 million for the same period last year.

For the third quarter, GAAP net income was $7.7 million, or $0.28 per diluted share, compared to GAAP net income of $9.7 million, or $0.32 per share, in the same period last year. Non-GAAP net income was $10.3 million, or $0.37 per diluted share, compared to non-GAAP net income of $12.7 million, or $0.42 per share, in the same quarter a year ago(1).

Gross profit margin in the third quarter was 18.5%, compared to 16.7% in the same period last year and 16.5% in the prior quarter. The increase from last year primarily reflects improved gross margins for HDD Capital Equipment products.

Today, the Company also announced that its Board of Directors has approved a quarterly cash dividend of $0.075 per share, unchanged from the prior quarter. The dividend will be payable on October 30, 2012 to shareholders of record as of the close of business on October 16, 2012. This dividend represents a quarterly payout of approximately $2.0 million in aggregate, or $8.0 million on an annualized basis.

During the quarter the Company repurchased 892,922 of its common shares at a total cost of $10.0 million under its previously announced share repurchase plan, bringing the total repurchases in the first nine months of the 2012 fiscal year to 1,199,275 common shares at a total cost of $13.6 million. The Company’s cash balance amounted to $103.2 million at the end of the third quarter, a decrease of $28.6 million from the prior quarter due primarily to increased inventories resulting from reduced sales.

“Our third quarter proved to be a very challenging quarter due to a number of factors as we stated in our press release last month. Over the last few weeks, we have been able to resolve most of the technical and performance issues with our latest Capital Equipment and High Performance Computing products that prevented us from recognizing the associated product revenue prior to the end of the third quarter and we are working very closely with our customers to resolve the remaining issues. I am confident that we will be able to successfully meet all the required technical requirements for the respective products. With regard to the weaker than expected enterprise storage demand that impacted our quarterly results, I do believe that the industry dynamics are weaker than what was expected a few months ago and as a result we have taken a more cautious outlook going forward,” said Steve Barber, CEO of Xyratex. “Over the next 18 to 24 months we have a number of new opportunities, particularly in the area of Big Data/High Performance Computing that I believe will be positive for the Company. We will continue to focus on new growth opportunities while also managing our costs and investments. With a strong balance sheet, I believe we are well positioned to capitalize on these opportunities.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the fourth fiscal quarter of 2012 is projected to be in the range of $235 million to $285 million.

•                  We anticipate recording a loss per share of between $0.15 and $0.43 on a non-GAAP basis in the fourth quarter. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call Information

The Company will host a conference call to discuss its results at 1:30 p.m. PT/4:30 p.m. ET on Tuesday, October 2, 2012.

The conference call can be accessed online via the Company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(800) 561-2731
Outside the United States	(617) 614-3528
Passcode	86990813

A replay will be available via the Company’s website www.xyratex.com/investors, or can be accessed by telephone through October 9, 2012 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	33193526

(1) Non-GAAP net income and diluted earnings per share exclude (a) amortization of intangible assets, (b) equity compensation expense, (c) the tax effects related to (a) and (b), (d) the recognition of a Malaysia deferred tax asset in the first quarter of fiscal 2012 and (e) the tax expense resulting from a reduction in the deferred tax asset caused by a fall in U.K. tax rates. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (d) the recognition of the Malaysia deferred tax asset relates to the potential for the non-renewal of certain tax incentive arrangements in 2012; (d) is non-recurring and will reverse if the incentive arrangements are renewed; and (e) the impact of the reduction in tax rates is non-cash and not comparable across periods or with other companies due to the existence of a significant U.K. related deferred tax asset which is expected to reduce over time

Safe Harbor Statement

This press release contains forward-looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data on a non-GAAP basis for the fourth quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers and meet the required technical and performance specifications of our products in a timely manner or at all, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information, patent infringement claims and our inability to protect our intellectual property and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry, and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contact:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@xyratex.com

Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended,
	August 31,	August 31,	August 31,	August 31,
	2012	2011	2012	2011
	(US dollars in thousands, except per share amounts)

Revenues	$275,670	$361,836	$893,452	$1,060,883
Cost of revenues	224,653	301,465	736,121	907,411
Gross profit	51,017	60,371	157,331	153,472

Operating expenses:
Research and development	25,308	30,047	77,231	88,272
Selling, general and administrative	17,192	16,698	50,925	52,114
Amortization of intangible assets	617	1,230	2,537	3,279
Total operating expenses	43,117	47,975	130,693	143,665
Operating income	7,900	12,396	26,638	9,807
Interest income, net	283	209	623	288
Income before income taxes	8,183	12,605	27,261	10,095
Provision for income taxes	437	2,948	1,658	314
Net income	$7,746	$9,657	$25,603	$9,781

Net earnings per share:
Basic	$0.29	$0.33	$0.93	$0.32
Diluted	$0.28	$0.32	$0.90	$0.31

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	27,171	29,499	27,674	30,280
Diluted	27,764	30,299	28,423	31,232

Cash dividends declared per share	$0.08	$0.05	$0.22	$0.05

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2012	2011
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$103,177	$132,630
Accounts receivable, net	143,205	200,742
Inventories	209,108	164,180
Prepaid expenses	4,389	3,296
Deferred income taxes	1,411	9,020
Other current assets	3,528	7,016
Total current assets	464,818	516,884
Property, plant and equipment, net	43,072	45,215
Intangible assets, net	15,591	18,128
Deferred income taxes	20,468	13,476
Total assets	$543,949	$593,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$104,873	$168,696
Employee compensation and benefits payable	16,391	21,786
Deferred revenue	24,350	7,692
Income taxes payable	221	43
Other accrued liabilities	15,874	26,312
Total current liabilities	161,709	224,529
Long-term debt	—	—
Total liabilities	161,709	224,529

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,024 and 27,568 issued and outstanding	270	276
Additional paid-in capital	353,185	361,070
Accumulated other comprehensive deficit	—	(1,337)
Accumulated income	28,785	9,165
Total shareholders’ equity	382,240	369,174
Total liabilities and shareholders’ equity	$543,949	$593,703

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended,
	August 31,	August 31,
	2012	2011
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$25,603	$9,781
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,528	15,031
Amortization of intangible assets	2,537	3,279
Non-cash equity compensation	5,048	6,268
Loss (gain) on sale of assets	1,183	(44)
Deferred income taxes	171	(2,016)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	57,537	34,302
Inventories	(44,928)	38,739
Prepaid expenses and other current assets	2,395	(3,654)
Accounts payable	(63,823)	3,793
Employee compensation and benefits payable	(5,395)	(4,118)
Deferred revenue	16,658	(6,451)
Income taxes payable	178	365
Other accrued liabilities	(3,634)	4,141
Net cash provided by operating activities	6,058	99,416

Cash flows from investing activities:
Investments in property, plant and equipment	(11,568)	(15,521)
Payment for acquisition of intangible assets	(3,500)	(4,700)
Acquisition of business	—	(6,084)
Net cash used in investing activities	(15,068)	(26,305)

Cash flows from financing activities:
Proceeds from issuance of shares	661	2
Repurchase of shares	(13,600)	(23,884)
Dividends to shareholders	(7,504)	(1,459)
Decrease in book overdraft	—	(2,374)
Net cash used in financing activities	(20,443)	(27,715)
Change in cash and cash equivalents	(29,453)	45,396
Cash and cash equivalents at beginning of period	132,630	90,842
Cash and cash equivalents at end of period	$103,177	$136,238

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2012	2011	2012	2011
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income

GAAP net income	$7,746	$9,657	$25,603	$9,781

Amortization of intangible assets	617	1,230	2,537	3,279
Equity compensation	1,203	1,855	5,048	6,268
Tax effect of above non-GAAP adjustments	(482)	(1,127)	(1,924)	(2,140)
Effect of changes in tax rates	1,239	1,044	1,239	1,044
Malaysia deferred tax asset recognized	—	—	(1,489)	—

Non-GAAP net income	$10,323	$12,659	$31,014	$18,232

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.28	$0.32	$0.90	$0.31

Amortization of intangible assets	0.02	0.04	0.09	0.11
Equity compensation	0.04	0.06	0.18	0.21
Tax effect of above non-GAAP adjustments	(0.02)	(0.04)	(0.07)	(0.07)
Effect of changes in tax rates	0.05	0.03	0.04	0.03
Malaysia deferred tax asset recognized	—	—	(0.05)	—

Diluted non-GAAP earnings per share	$0.37	$0.42	$1.09	$0.59

Segmental Information

Revenues:
Enterprise Data Storage Solutions	$223,380	$336,621	$773,908	$971,969
HDD Capital Equipment	52,290	25,215	119,544	88,914
Total	$275,670	$361,836	$893,452	$1,060,883

Gross profit:
Enterprise Data Storage Solutions	$34,370	$58,063	$126,839	$150,187
HDD Capital Equipment	16,872	2,420	31,177	3,947
Equity compensation	(225)	(112)	(685)	(662)
Total	$51,017	$60,371	$157,331	$153,472

Summary Of Equity Compensation

Cost of revenues	$225	$112	$685	$662
Research and development	403	697	1,778	2,244
Selling, general and administrative	575	1,046	2,585	3,362

Total equity compensation	$1,203	$1,855	$5,048	$6,268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: October 2, 2012	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer